UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-39803

Meiwu Technology Company Limited

(Translation of registrant’s name into English)

Unit 304-3, No.19, Wanghai Road, Siming District

Xiamane, Fujian, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Closing of $14 Million Registered Direct Offering

On March 18, 2026, Meiwu Technology Company Limited’s (the “Company”) entered into a certain securities purchase agreement with certain investors for the purchase and sale of an aggregate of 6,999,996 of the Company’s ordinary shares, no par value each (the “Ordinary Shares”) and warrants (the “Warrants”) to purchase up to 6,999,996 ordinary shares at an exercise price of $2.00 per share. The gross proceeds from this offering to the Company were approximately $14 million, before deducting placement agent fees and other estimated expenses payable by the Company.

The Warrants will be immediately exercisable and will expire in one year following the initial issuance date. A holder of Warrants may, at any time and in its sole discretion, exercise its Warrants in whole or in part by means of a “zero price exercise” option in which the holder is entitled to receive a number of Ordinary Shares equal to the product of (a) the number of Ordinary Shares that would be issuable upon exercise of the Warrant in accordance with the terms of such Warrant if such exercise were by means of a cash exercise rather than a cashless exercise and (b) the quotient obtained by dividing (i) the exercise price minus the lowest VWAP (as defined in the form of Warrant) of the Ordinary Shares during the ten (10) trading days immediately prior to the applicable exercise date (such VWAP, the “Low Price”) by (ii) 50% of the Low Price. This “zero price exercise” option is only available at a time when the applicable Low Price is lower than the then applicable exercise price. At no time can the Low Price be lower than $0.40 (the “Floor Price”). Accordingly, if the holder elects the zero price exercise option, the number of shares of Ordinary Shares issuable upon exercise of the Warrants could increase to up to an aggregate of 83,999,952, assuming the Low Price equals the Floor Price at the time of such election.

The securities in the Offering are being offered pursuant to a securities purchase agreement with certain investors (the “Securities Purchase Agreement”) and the Company’s registration statement on Form F-3 (File No. 333-292111), as amended, which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 12, 2025 and was declared effective by the SEC on February 24, 2025.

Pursuant to the Securities Purchase Agreement, the Company has agreed not to (i) issue or enter into an agreement to issue any Ordinary Shares or Ordinary Share Equivalents (as defined in the Securities Purchase Agreement), or (ii) file any registration statement or amendment or supplement thereto, subject to certain exceptions, for a period of 45 days beginning on the date of the Securities Purchase Agreement and ending on 45 days following the closing date. The Company has also agreed not to enter into or effect any Variable Rate Transaction (as defined in the Securities Purchase Agreement) beginning on the date of the Securities Purchase Agreement and ending on 45 days following the closing date.

In connection with the offering, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Univest Securities, LLC (the “Placement Agent”), pursuant to which the Placement Agent acted as sole placement agent for this offering and would receive at the closing of the offering a cash fee equal to 7% of the gross proceeds, a non-accountable expenses allowance of 0.5% of the gross proceeds of the offering and reimbursement for legal fees and other out-of-pocket fees, costs and expenses in the amount of up to $100,000.

In addition, on March 17, 2026, each of the directors and officers of the Company, as well as shareholders who beneficially own more than 5% of the issued and outstanding Ordinary Shares, entered into a certain lock-up agreements (the “Lock-Up Agreements”), pursuant to which each of them has agreed, among other things, not to sell or dispose of any Ordinary Shares which are or will be beneficially owned by them for ninety (90) days following the closing of the offering.

The offering closed on March 18, 2026. The Company intends to use the net proceeds from the offering for working capital and general corporate purposes. However, the management of the Company will have discretion in allocating the net proceeds in accordance with the above priorities and purposes, depending on general operating costs and expenditures and the changing needs of the Company’s business.

Copies of the (i) form of Warrant, (ii) form of Securities Purchase Agreement, (iii) Placement Agency Agreement, and (vi) form lock-up agreement are attached hereto as Exhibits 4.1, 10.1, 10.2, and 10.3, respectively, and are incorporated by reference herein. The foregoing summaries of the terms of each agreement mentioned above are subject to, and qualified in their entirety by, such documents.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

Certain statements in this current report on Form 6-K are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

EXHIBIT INDEX

Number	Description of Exhibit

4.1	The Form of Warrants
5.1	Legal Opinion of Conyers Dill & Pearman
10.1	The Form of Securities Purchase Agreement
10.2	The Placement Agency Agreement, dated March 17, 2026
10.3	The Form of Lock-Up Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Meiwu Technology Company Limited

	By:	/s/ Zhichao Yang
Zhichao Yang
Chief Executive Officer

Date: March 19, 2026